SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES REDEMPTION OF THREE SERIES OF NOTES

RIO DE JANEIRO, BRAZIL – January 26, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) has delivered notices of redemption to the holders of the outstanding 3.000% Global Notes due 2019 (“3.000% Notes”), 3.250% Global Notes due 2019 (“3.250% Notes”) and 7.875% Global Notes due 2019 (“7.875% Notes” and, together with the 3.000% Notes and the 3.250% Notes, the “Notes”).

Title of Security	CUSIP	ISIN	Common Code	Aggregate Principal Amount to be Redeemed(1)
3.000% Global Notes due 2019	71647N AB5	US71647NAB55	N/A	US$691,833,000
3.250% Global Notes due 2019	N/A	XS0835886598	083588659	€668,247,000
7.875% Global Notes due 2019	71645WAN1	US71645WAN11	N/A	US$558,351,000

(1)	Aggregate principal amount outstanding as of the date of this announcement.

The redemption date for the Notes will be February 26, 2018 (“Redemption Date”).

The redemption price for the 3.000% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points (the “3.000% Notes Redemption Price”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from January 15, 2018 to (but not including) the Redemption Date. The 3.000% Notes Redemption Price will be determined and communicated to holders of the 3.000% Notes on the third Business Day preceding the Redemption Date.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The redemption price for the 3.250% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Bund Rate plus 40 basis points (the “3.250% Notes Redemption Price”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from April 1, 2017 to (but not including) the Redemption Date. The 3.250% Notes Redemption Price will be determined and communicated to holders of the 3.250% Notes on the third Business Day preceding the Redemption Date.

The redemption price for the 7.875% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at, in each case, the Treasury Rate plus 50 basis points (the “7.875% Notes Redemption Price” and, together with the 3.000% Notes Redemption Price and the 3.250% Notes Redemption Price, the “Redemption Prices”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from September 15, 2017 to (but not including) the Redemption Date. The 7.875% Notes Redemption Price will be determined and communicated to holders of the 7.875% Notes on the third Business Day preceding the Redemption Date.

Payment on the 3.000% Notes and 7.875% Notes will be made prior to 3:00 pm New York time and payment on the 3.250% Notes will be made prior to 12:00 pm London time, in each case on the business day preceding the Redemption Date by credit to the account of The Bank of New York Mellon, the trustee for the Notes (the “Trustee”), as paying agent for the Notes. For the 3.000% Notes and the 7.875% Notes, the Trustee will cause funds to be paid to The Depository Trust Company for further payment to its participants. For the 3.250% Notes, the Trustee will cause funds to be paid to The Bank of New York Mellon, London Branch, as common depositary for Clearstream and Euroclear, for further payment to its participants.

On the Redemption Date, the Redemption Prices, plus accrued interest, will become due and payable. Interest on the Notes will cease to accrue on and after the Redemption Date. Upon the redemption, the 3.000% Notes and the 7.875% Notes will cease to be listed on the New York Stock Exchange and the 3.250% Notes will cease to be listed on the Luxembourg Stock Exchange, and the Notes and the related guarantees by Petrobras will be cancelled and any obligation thereunder extinguished.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Because all of the Notes are held in book-entry form, payment of the Redemption Prices will be made directly to the registered holders.

PGF intends to fund the amounts necessary to redeem the Notes with the proceeds of its previously announced notes offering that will be completed on February 1, 2018.

For more information, please contact PGF by contacting Larry Carris Cardoso, Finance Department, General Manager of Corporate Finance (telephone: +55 (21) 3224-1510/3224-9947; fax: +55 (21) 3224-1401; e-mail: petroinvest@petrobras.com.br) if you have any questions regarding this notice.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer